787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 4, 2023

Mr. David Manion

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Annual Reports of the Funds Listed on Appendix A

Dear Mr. Manion:

On behalf of the funds set forth in Appendix A (each, a “Fund” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Eli Schwartz of Willkie Farr & Gallagher LLP by telephone on July 5, 2023 regarding the Annual Reports to Shareholders on Form N-CSR (each, an “Annual Report”) and the Annual Report for Registered Investment Companies on Form N-CEN (each, a “Form N-CEN” and together with the Annual Reports, the “Reports”) of each Fund for the fiscal year ended as of the date specified for such Fund in Appendix A.

For your convenience, the substance of the Staff’s comments has been restated below. We have discussed the Staff’s comments with representatives of the Funds. Each Fund’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. Unless otherwise indicated, defined terms used herein have the meanings set forth in the relevant Report(s).

Comment No. 1:        Please discuss generally the reason(s) for the amendments to Form N-CEN filed by certain Funds on May 4, 2023. For future amendments to Form N-CEN, please include the reason(s) for the amendment in a cover letter to the filing or an explanatory note in the filing.

Response:                  The aforementioned amendments to Form N-CEN were filed to update certain performance related information in Item C.3.ii and Item C.3.iii. The Funds will include the reason(s) for future amendments to Form N-CEN in a cover letter to the filing or in an explanatory note in the filing.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Comment No. 2:         BlackRock Enhanced Government Fund, Inc.’s portfolio turnover has increased significantly over the prior two fiscal years based on historic trends. Please discuss generally the factors that have led to this increase. For the Funds’ future shareholder reports, please consider discussing the impact of significant changes in portfolio turnover on the Fund’s performance in the Management’s Discussion of Financial Performance.

Response:                 Significant volatility in interest rates and fixed income markets more broadly during the last two fiscal years resulted in higher portfolio turnover within BlackRock Enhanced Government Fund, Inc. During the last two fiscal years, the Fund increased its mortgage-backed securities exposure to take advantage of mortgage valuations. The rise in mortgage-backed securities exposure combined with rolling of new “to-be-announced” contracts factored into the increase in portfolio turnover. The Funds will consider including a discussion of the impact of significant changes in portfolio turnover on a Fund’s performance in the Management’s Discussion of Financial Performance in future shareholder reports.

Comment No. 3:        In response to Item C.7.n.i of BlackRock Inflation Protected Bond Portfolio’s Form N-CEN filed on March 13, 2023, the Fund responded affirmatively that it was excepted from Rule 18f-4 as a limited derivatives user. In addition, in response to Item C.7.n.ii, the Fund responded affirmatively that it was a leveraged/inverse fund excepted from the requirements to comply with limit on fund leverage in Rule 18f-4. The Staff notes that the Fund had reverse repurchase agreements open at December 31, 2022 that were greater than 10% of net assets and the average notional value of the Fund’s derivatives also exceeded 10% of net assets.

(a)	How does the Fund meet the exception requirements under 18f-4 as a limited derivatives user give the volume of its derivatives at period end?
(b)	For the purposes of Rule 18f-4, are reverse repurchase agreements considered derivatives?
(c)	How does the Fund meet the requirements of an leveraged/inverse fund?
(d)	How does the Fund meet the exception to the requirements to limit fund leverage risk in Rule 18f-4(c)(5)?

Response:              The Fund notes that it filed an amended Form N-CEN on June 16, 2023 to correct the responses to Item C.7.n by removing the affirmative responses to Items C.7.n.i and C.7.n.ii and instead responding affirmatively to Items C.7.n.iii and C.7.n.vi. As indicated in the response to Item C.7.n.iii in the Fund’s amended Form N-CEN filing, the Fund did not treat reverse repurchase agreements or similar financing transactions as derivatives for purposes of Rule 18f-4 during the fiscal year covered by the Form N-CEN.

Comment No. 4:     BlackRock Exchange Portfolio’s current policy is to retain long-term capital gains and pay excise tax at current federal tax rates, for which the Fund has accrued expenses. For future financial statements, please consider additional disclosure on how the estimate for this accrual is determined, including the rates and other items which are a part of this estimate.

Response:              BlackRock will consider adding the requested disclosure regarding the estimates for the Fund’s accrued federal income taxes in future financial statements.

Comment No. 5:         For certain Funds (for example, BlackRock Global Allocation V.I. Fund, BlackRock Capital Allocation Term Trust and BlackRock ESG Capital Allocation Term Trust), the Staff would expect to see a “commitments and contingencies” line item in the Statement of Assets and Liabilities, even if there are none as of the date of the Statement. In addition, when Funds have equity commitments, they should disclose the nature and risks of such equity commitments in the Notes to Financial Statements, as required by ASC 820-10-50-6A. Please address these comments in future shareholder reports, as applicable.

Response:                  When applicable, BlackRock will add a “commitments and contingencies” line item to the Statements of Assets and Liabilities in future shareholder reports and include disclosure regarding the nature and risks of such equity commitments in the Notes to Financial Statements.

Comment No. 6:         The Staff notes that the gross and net expense ratios for Class I and II shares of BlackRock Advantage Large Cap Core V.I. Fund increased as compared to the prior fiscal year, whereas the Fund’s Class III shares’ gross expense ratio decreased and its net expense ratio increased as compared to the prior fiscal year. Please explain the reasons for the increases and the reason why Class III shares’ gross expense ratio decreased while all other expense ratios increased.

Response:                 In 2022, BlackRock Advantage Large Cap Core V.I. Fund experienced a 60% decrease in average net assets which was primarily due to a 94% decrease in Class III assets. The reduction of assets resulted in an increase of fund level expenses, including the fund’s advisory fee due to its tiered breakpoint schedule, resulting in increased gross and net expense ratios for Class I and Class II shares of the Fund. The decrease in Class III shares’ gross expense ratio was due to a decrease in the asset-based, class-specific transfer agent fees for Class III. This amount was offset by the decrease in class-level expenses eligible to be waived, which resulted in an increase in the Class III shares’ net expense ratio as compared to the prior fiscal period.

Comment No. 7:     For certain Funds that have fully consolidated subsidiaries for reporting purposes, the internal control reports of the Funds’ auditors filed with Form N-CEN do not refer to consolidated financial statements. For future internal control reports, when applicable, please include references to consolidated financial statements.

Response:               We have discussed this comment with our independent auditors and have confirmed that references to consolidated financial statements will be included in future internal control reports for applicable Funds.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-8955 if you have comments or if you require additional information regarding the Reports.

Respectfully submitted,

/s/ Bissie K. Bonner

Bissie K. Bonner

cc:	Jessica Holly, Esq.

Bomi Lee, Esq.

Elliot J. Gluck, Esq.

Jesse Kean, Esq.

Appendix A

Funds	File No.	Fiscal Year-End of Report
BlackRock Liquidity Funds	811-02354
BlackRock Liquid Federal Trust Fund		10/31/2022
California Money Fund		10/31/2022
FedFund		10/31/2022
MuniCash		10/31/2022
New York Money Fund		10/31/2022
TempCash		10/31/2022
TempFund		10/31/2022
T-Fund		10/31/2022
Treasury Trust Fund		10/31/2022
BlackRock Sustainable Balanced Fund, Inc.	811-02405	5/31/2022
BlackRock Funds VII, Inc.	811-02661	4/30/2022
BlackRock Series Fund, Inc.	811-03091
BlackRock Advantage Large Cap Core Portfolio		12/31/2022
BlackRock Capital Appreciation Portfolio		12/31/2022
BlackRock Global Allocation Portfolio		12/31/2022
BlackRock Government Money Market Portfolio		12/31/2022
BlackRock Sustainable Balanced Portfolio		12/31/2022
BlackRock Variable Series Funds, Inc.	811-03290
BlackRock 60/40 Target Allocation ETF V.I. Fund		12/31/2022
BlackRock Advantage Large Cap Core V.I. Fund		12/31/2022
BlackRock Advantage Large Cap Value V.I. Fund		12/31/2022
BlackRock Advantage SMID Cap V.I. Fund		12/31/2022

Funds	File No.	Fiscal Year-End of Report
BlackRock Basic Value V.I. Fund		12/31/2022
BlackRock Capital Appreciation V.I. Fund		12/31/2022
BlackRock Equity Dividend V.I. Fund		12/31/2022
BlackRock Global Allocation V.I. Fund		12/31/2022
BlackRock Government Money Market V.I. Fund		12/31/2022
BlackRock International Index V.I. Fund		12/31/2022
BlackRock International V.I. Fund		12/31/2022
BlackRock Large Cap Focus Growth V.I. Fund		12/31/2022
BlackRock Managed Volatility V.I. Fund		12/31/2022
BlackRock S&P 500 Index V.I. Fund		12/31/2022
BlackRock Small Cap Index V.I. Fund		12/31/2022
BlackRock Income Trust, Inc.	811-05542	12/31/2022
BlackRock Global Allocation Fund, Inc.	811-05576	4/30/2022
BlackRock Strategic Global Bond Fund, Inc.	811-05603	12/31/2022
BlackRock MuniVest Fund, Inc.	811-05611	7/31/2022
BlackRock Funds	811-05742
BlackRock Advantage Emerging Markets Fund		4/30/2022
BlackRock Commodity Strategies Fund		5/31/2022
BlackRock Defensive Advantage Emerging Markets Fund		4/30/2022
BlackRock Defensive Advantage International Fund		4/30/2022
BlackRock Defensive Advantage U.S. Fund		4/30/2022
BlackRock Exchange Portfolio		12/31/2022
BlackRock Global Equity Market Neutral Fund		4/30/2022
BlackRock Global Impact Fund		4/30/2022
BlackRock International Impact Fund		4/30/2022

Funds	File No.	Fiscal Year-End of Report
BlackRock Real Estate Securities Fund		1/31/2023
BlackRock Short Obligations Fund		7/31/2022
BlackRock Sustainable Advantage Emerging Markets Equity Fund		4/30/2022
BlackRock Sustainable Advantage International Equity Fund		4/30/2022
BlackRock Tactical Opportunities Fund		4/30/2022
BlackRock Total Factor Fund		7/31/2022
BlackRock U.S. Impact Fund		4/30/2022
iShares Developed Real Estate Index Fund		1/31/2023
iShares Russell Mid-Cap Index Fund		7/31/2022
iShares Russell Small/Mid-Cap Index Fund		7/31/2022
iShares Total U.S. Stock Market Index Fund		7/31/2022
BlackRock Emerging Markets Fund, Inc.	811-05723	4/30/2022
BlackRock Latin America Fund, Inc.	811-06349	4/30/2022
BlackRock Funds III	811-07332
BlackRock LifePath ESG Index 2025 Fund		10/31/2022
BlackRock LifePath ESG Index 2030 Fund		10/31/2022
BlackRock LifePath ESG Index 2035 Fund		10/31/2022
BlackRock LifePath ESG Index 2040 Fund		10/31/2022
BlackRock LifePath ESG Index 2045 Fund		10/31/2022
BlackRock LifePath ESG Index 2050 Fund		10/31/2022
BlackRock LifePath ESG Index 2055 Fund		10/31/2022
BlackRock LifePath ESG Index 2060 Fund		10/31/2022
BlackRock LifePath ESG Index 2065 Fund		10/31/2022
BlackRock LifePath ESG Index Retirement Fund		10/31/2022
iShares U.S. Aggregate Bond Index Fund		12/31/2022

Funds	File No.	Fiscal Year-End of Report
BlackRock MuniHoldings New York Quality Fund, Inc.	811-08217	7/31/2022
BlackRock Debt Strategies Fund, Inc.	811-08603	12/31/2022
BlackRock Core Bond Trust	811-10543	12/31/2022
BlackRock Virginia Municipal Bond Trust	811-21053	7/31/2022
BlackRock Municipal Income Trust II	811-21126	7/31/2022
BlackRock Municipal Income Quality Trust	811-21178	7/31/2022
BlackRock Corporate High Yield Fund, Inc.	811-21318	12/31/2022
BlackRock Limited Duration Income Trust	811-21349	12/31/2022
BlackRock Floating Rate Income Strategies Fund, Inc.	811-21413	12/31/2022
BlackRock Enhanced Capital and Income Fund, Inc.	811-21506	12/31/2022
BlackRock Floating Rate Income Trust	811-21566	12/31/2022
BlackRock Energy and Resources Trust	811-21656	12/31/2022
BlackRock Health Sciences Trust	811-21702	12/31/2022
BlackRock Enhanced Global Dividend Trust	811-21729	12/31/2022
BlackRock Unconstrained Equity Fund	811-21759	10/31/2022
BlackRock Enhanced Equity Dividend Trust	811-21784	12/31/2022
BlackRock Enhanced Government Fund, Inc.	811-21793	12/31/2022
BlackRock Credit Allocation Income Trust	811-21972	12/31/2022
BlackRock Enhanced International Dividend Trust	811-22032	12/31/2022
BlackRock Funds II	811-22061
BlackRock 20/80 Target Allocation Fund		9/30/2022
BlackRock 40/60 Target Allocation Fund		9/30/2022
BlackRock 60/40 Target Allocation Fund		9/30/2022
BlackRock 80/20 Target Allocation Fund		9/30/2022
BlackRock Dynamic High Income Portfolio		7/31/2022

Funds	File No.	Fiscal Year-End of Report
BlackRock Multi-Asset Income Portfolio		7/31/2022
BlackRock Retirement Income 2030 Fund		12/31/2022
BlackRock Retirement Income 2040 Fund		12/31/2022
BlackRock Resources & Commodities Strategy Trust	811-22501	12/31/2022
BlackRock Utilities, Infrastructure & Power Opportunities Trust	811-22606	12/31/2022
BlackRock Multi-Sector Income Trust	811-22774	10/31/2022
BlackRock Science and Technology Trust	811-22991	12/31/2022
BlackRock Multi-Sector Opportunities Trust	811-23285	12/31/2022
BlackRock Variable Series Funds II, Inc.	811-23346
BlackRock High Yield V.I. Fund		12/31/2022
BlackRock Total Return V.I. Fund		12/31/2022
BlackRock Series Fund II, Inc.	811-23345
BlackRock High Yield Portfolio		12/31/2022
BlackRock Funds V	811-23339
BlackRock Floating Rate Income Portfolio		8/31/2022
BlackRock Inflation Protected Bond Portfolio		12/31/2022
BlackRock Multi-Sector Opportunities Trust II	811-23357	12/31/2022
BlackRock Science and Technology Term Trust (formerly, BlackRock Science and Technology Trust II)	811-23428	12/31/2022
BlackRock Health Sciences Term Trust (formerly, BlackRock Health Sciences Trust II)	811-23466	12/31/2022
BlackRock Capital Allocation Term Trust (formerly, BlackRock Capital Allocation Trust)	811-23564	12/31/2022
BlackRock Innovation and Growth Term Trust (formerly, BlackRock Innovation and Growth Trust)	811-23625	12/31/2022
BlackRock ESG Capital Allocation Term Trust (formerly, BlackRock ESG Capital Allocation Trust)	811-23701	12/31/2022